[redacted]

08030172

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 26 2008

Washington, DC

SEC FILE NUMBER
8 – 53493

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2007 (MM/DD/YY) AND ENDING December 31, 2007 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

FIVE MILE CAPITAL SECURITIES, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

301 TRESSER BOULEVARD, 9TH FLOOR
(No. And Street)

STAMFORD, (City) CT (State) 06901 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

GENNARO J. FULVIO (212) 490 - 3113
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

GRANT THORNTON, LLP ATTN: MARK RAMLER
(Name - *if individual state last, first, middle name*)

60 BROAD STREET (Address) NEW YORK (City) NY (State) 10004 (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

PROCESSED

MAR 18 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, GENNARO J. FULVIO, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FIVE MILE CAPITAL SECURITIES, LLC, as of DECEMBER 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2009

Notary Public

Signature

FINOP
Title

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of previous audit
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STATEMENT OF FINANCIAL CONDITION
AND REPORT OF INDEPENDENT CERTIFIED
PUBLIC ACCOUNTANTS

FIVE MILE CAPITAL SECURITIES LLC

December 31, 2007

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

To the Member of
Five Mile Capital Securities LLC

We have audited the accompanying statement of financial condition of Five Mile Capital Securities LLC as of December 31, 2007. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America as established by the American Institute of Certified Public Accountants. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Five Mile Capital Securities LLC as of December 31, 2007, in conformity with accounting principles generally accepted in the United States of America.

Grant Thornton LLP

New York, New York
February 4, 2008

60 Broad Street
25th Floor
New York, NY 10004
T 212.422.1000
F 212.422.0144
W www.grantthornton.com

Grant Thornton LLP
US member of Grant Thornton International

Five Mile Capital Securities LLC

STATEMENT OF FINANCIAL CONDITION

December 31, 2007

Assets	
Cash	$474,345
Receivable from broker dealer	11,259
Other assets	218
Total assets	485,822
Liabilities and member's capital	
Payable to Parent	43,433
Accrued expenses	6,937
Total liabilities	50,370
Member's capital	435,452
Total liabilities and members' capital	$485,822

The accompanying notes are an integral part of this statement.

NOTES TO STATEMENT OF FINANCIAL CONDITION

December 31, 2007

NOTE A - ORGANIZATION

Five Mile Capital Securities LLC (the "Company") has been organized in the State of Delaware since February 23, 2001 and registered as a broker-dealer in securities with the Securities and Exchange Commission ("SEC") and the Financial Industry Regulatory Authority ("FINRA"), formerly known as the National Association of Securities Dealers, Inc., since March 2002. The Company was acquired by, and became a wholly-owned subsidiary of, Five Mile Capital Partners LLC (the "Parent") in September 25, 2003. In 2006, the Company began acting as a private placement agent for private investment funds (the "Funds") managed by its Parent (see Note E). The Parent has agreed to provide financial support to the Company and may supply additional capital as may from time to time be required to meet both regulatory and/or business requirements.

NOTE B - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

1. *Cash*

Cash consists of deposits at a major domestic bank.

2. *Receivable from Broker Dealer*

The Company introduces its customer transactions to "Penson Financial Services, Inc." ("Penson"), the firm's clearing broker, with whom it has a correspondent relationship for clearance in accordance with the terms of a clearance agreement. At December 31, 2007, the receivable from broker dealer reflected on the statement of financial condition represents the clearing deposit with Penson.

3. *Income Taxes*

The Company is recognized as a sole member Limited Liability Company (an "LLC") by the Internal Revenue Service. As a sole member LLC, the Company is not subject to income taxes.

4. *Estimates and Indemnifications*

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America ("GAAP") requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosures of contingent assets and liabilities at the date of financial statement and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

NOTE B (continued)

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties and which provide general indemnifications. The Company's maximum exposure under these arrangements is unknown as this would involve future claims that may be made against the Company that have not occurred. However, the Company expects the risk of loss to be remote.

NOTE C - RULE 15c3-3

The Company is exempt from the provisions of Rule 15c3-3 under paragraph (k)(2)(ii) in that the Company carries no margin accounts, promptly transmits all customer funds and delivers all securities received, does not otherwise hold funds or securities for or owe money or securities to customers and effectuates all financial transactions on behalf of customers on a fully disclosed basis.

NOTE D - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission's Net Capital Rule 15c3-1, which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007, the Company had net capital of $435,234, which exceeded the minimum requirement of $5,000 by $430,234. The Company's ratio of aggregate indebtedness to net capital ratio was .12 to 1 at December 31, 2007.

NOTE E - FEES AND OTHER TRANSACTIONS WITH AFFILIATES

The Company, under separate Placement Agent Agreement dated as of February 1, 2006, acts as the private placement agent for Five Mile Capital Silvermine LLC (the "Fund"), a fund managed by the Parent. In accordance with the Placement Agent Agreement, the Company may offer, sell and issue interests from time to time. For the services rendered, as stipulated in the Placement Agent Agreement, the Parent has agreed to pay fees equal to 20% of the management fee received by the Parent from the Fund as a result of the assets from investors introduced by the Company and accepted by the Fund. For the year ended December 31, 2007, the Company did not earn fees related to the Fund.

NOTE E (continued)

The Company, under separate Placement Agent Agreements dated February 28, 2007, acts as the private placement agent for Five Mile Capital Partners II LP ("Partners"), FMCP II Principals LP ("Principals") and Five Mile Capital Partners II (AIV) LP ("Partners AIV"), funds managed by the Parent. In accordance with the Placement Agent Agreements, the Company may offer, sell and issue interests from time to time. As stipulated in the Placement Agent Agreements with both Partners and Partners AIV, the Company earns an annual fee of 0.375% of the committed capital from each respective entity from investors introduced by the Company. The placement fee accrues on a daily basis and shall be paid by the Parent quarterly, to the Company on behalf of Partners and Partners AIV for a period of four years. The Company does not earn a fee for the Placement Agent Agreement with Principals. For the year ended December 31, 2007, the Company received $758,065 in fees related to these services.

In addition, the Company, under the Consulting Agreement dated July 1, 2004, as amended September 2005 (collectively referred to as the "Consulting Agreement"), provided the Parent, and its affiliated funds, with certain fixed income market information and received a consulting fee for these services. By the terms of the Limited Waiver Agreement, dated January 18, 2007, the Company is not required to provide the services and shall not be entitled to receive consulting fees until such time as the Parent requests such information.

The Consulting Agreement was further amended by the Limited Waiver Agreement whereby the Parent will only allocate marketing and placement agent-related expenses and certain support and operational expenses incurred on behalf of the Company.

During the year, the Parent also agreed to forgive and convert $51,960 owed to the Parent by the Company as an additional capital contribution.

In addition, in the normal course of business, the Parent or an affiliate may pay organizational and operating expenses of the Company and be reimbursed by the Company.

Grant Thornton

Grant Thornton LLP
US Member of
Grant Thornton International

60 Broad Street
New York, New York 10004
Tel: 212 422-1000
Fax: 212 422-0144
www.grantthornton.com

END